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Exhibit on Pg 2

5/15/02

02036554

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT ON FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 15, 2002

RECEIVED MAY 17 2002

AGRIUM INC.

(Exact name of registrant as specified in its charter)

Alberta, Canada	**0-25742**	**91-158568**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

13131 Lake Fraser Drive Calgary, Alberta, Canada T2J 7E8

(Address of principal executive offices)

Registrant's telephone, including area code: **(403) 225-7000**

Former name or former address, if changed since last report: **Suite 426, 10333 Southport Road SW, Calgary, Alberta, Canada, T2W 3X6**

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ______ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSED
MAY 23 2002
THOMSON FINANCIAL

Yes ______ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.

B.G. Waterman
Senior Vice President, Finance and Chief Financial Officer

EXHIBIT LIST

Press Release #02-009 dated May 13, 2002 (as issued by the Registrant and as filed with The Toronto Stock Exchange).

Agrium

NEWS RELEASE

For Immediate Release

02-009
Date: May 13, 2002

Contacts:
Director, Investor Relations:
Jim Pendergast
Tel: (403) 225-7357
Fax: (403) 225-7609

E-mail: investor@agrium.com
WWW: http://www.agrium.com

Agrium appoints new Vice President, Human Resources and new Vice President and Controller

CALGARY, Alberta -- Agrium Inc. (TSE and NYSE: AGU) announced that James M. Grossett joined the Company on April 22, 2002 and, following a short transition period, will succeed Michael J. Klein, as Vice President, Human Resources. Mr. Klein will officially retire on June 21, 2002. Mr. Grossett will report to John M. Van Brunt, President and CEO. Mr. Grossett was previously Senior Vice President, Human Resources for Molson Inc. and prior to that, Senior Vice President, Human Resources for Coca-Cola Beverages, Ltd.

Agrium Inc., also announced that Garnet K. Amundson joined the Company on April 22, 2002 as Vice President and Controller. Mr. Amundson succeeded Ian Hornby-Smith who retired on May 8, 2002. Mr. Amundson will report to Bruce G. Waterman Senior Vice President, Finance and Chief Financial Officer. Mr. Amundson was previously Director of Finance Integration for Burlington Resources Canada Inc. and prior to that, Controller at Canadian Hunter Exploration Ltd.

Agrium Inc. is a leading global producer and marketer of fertilizer and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets four primary groups of fertilizers: nitrogen, phosphate, potash and sulphur. Agrium's strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

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